Russell Investments Strategic Credit Fund

Expense Agreement

Fund Launch Date to 07/31/27

February 25, 2026

Mr. Ross Erickson

Treasurer, Chief Financial Officer and Chief Accounting Officer

Russell Investments Strategic Credit Fund

401 Union Street, 18th Floor

Seattle, WA 98101

Re: Russell Investments Strategic Credit Fund (the “Fund”) Expense Agreement

Dear Mr. Erickson:

Russell Investments Credit Adviser, LLC (“RICA”), as adviser to the Fund, agrees to waive, until July 31, 2027, up to the full amount of its management fee for the Fund and then to reimburse the Fund for certain other direct Fund-level expenses (“Covered Direct Fund-Level Expenses”) to the extent that those Covered Direct Fund-Level Expenses exceed 1.80% of the average daily net assets of the Fund on an annual basis (the “Expense Limit”).

The following class-level expenses and direct Fund-level expenses are not Covered Direct Fund-Level Expenses:

(i)

interest on borrowed funds or any and all fees related to lines of credit (including but not limited to commitment fees and legal fees incurred with respect to the Fund entering into or renewing a line of credit);

(ii)	any distribution and/or shareholder services fees;

(iii)	acquired fund fees and expenses (including any and all fees and expenses of special purpose vehicles in which the Fund invests);

(iv)	any incentive fee;

(v)

all investment-related fees and expenses (including but not limited to any and all fees and expenses related to the Fund’s investments or potential investments in co-investments, such as fees related to the origination, sourcing, acquisition, servicing, identification, due diligence or disposition of potential co-investments, and legal fees associated with co-investments);

(vi)

all fees and expenses allocated to the Fund by any Money Manager (including but not limited to any and all investment-related fees and expenses) pursuant to terms of its Discretionary Sub-Advisory Contract with RICA;

(vii)	dividend and interest expenses related to short sales;

(viii)	taxes;

(ix)

any and all contingency fees paid to vendors out of amounts received by the Fund (for example, contingency fees paid to vendors for foreign tax reclaims and contingency fees paid to vendors for certain securities litigation recoveries); and

(x)	infrequent and/or unusual expenses (including litigation expenses).

The Covered Direct Fund-Level Expenses borne by RICA pursuant to this Expense Agreement, including organizational and offering costs of the Fund borne by RICA prior to the date of this Expense Agreement, shall be subject to recoupment by RICA up to three years from the date of such waiver or reimbursement. The Fund agrees to carry forward any waivers and/or reimbursements of fees and expenses in excess of the Expense Limit (the “Excess Expenses”) for a period not to exceed three years from the date on which such fees and expenses were waived or reimbursed by RICA and reimburse RICA such amount as promptly as possible, on a monthly basis, even if such reimbursement occurs after the termination of the Expense Agreement, provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of RICA’s waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of RICA’s recoupment after giving effect to the Fund’s reimbursement. For the avoidance of doubt, if at the end of any fiscal year in which the Fund has reimbursed RICA for any Excess Expenses, the Fund’s direct Fund-level expenses covered by an expense limit for such fiscal year exceed the expense limit as may be in effect at the time, RICA shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s direct Fund-level expenses covered by an expense limit for such fiscal year exceed the expense limit as may be in effect at the time, or (ii) the amount of reimbursements for excess expenses paid by the Fund to RICA in such fiscal year. Any payment by RICA to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this paragraph. RICA’s obligations under this paragraph shall survive termination of this Expense Agreement.

This waiver and reimbursement (1) supersedes any prior (but not concurrent) contractual advisory fee waiver or reimbursement arrangements and any prior (but not concurrent) non-contractual advisory fee waiver or reimbursement arrangements, (2) may not be terminated during the relevant period except at the Board’s discretion and (3) may, at RICA’s option, continue after the date stated above, but may be revised or eliminated at any time thereafter without notice.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

RUSSELL INVESTMENTS CREDIT ADVISER, LLC

By:	/s/ Katherine El-Hillow
Katherine El-Hillow
President

Accepted and Agreed:

RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

By:	/s/ Ross Erickson
Ross Erickson
Treasurer, Chief Financial Officer and Chief Accounting Officer